                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                       Trans Leasing International, Inc.
                  -------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                 --------------------------------------------
                        (Title of Class of Securities)

                                   893245 10
                           ------------------------
                                (CUSIP Number)

                                 Copy to:               Copy to:
     Larry S. Grossman           Donald S. Lavin        Carter W. Emerson
     Trans Leasing               Attorney of Law        Kirkland & Ellis
     International, Inc.         95 Revere Drive        200 E. Randolph Drive
     3000 Dundee Road            Suite C                Chicago, Illinois  60601
     Northbrook, IL 60062        Northbrook, IL 60062   312/861-2000
     847/272-1000                847/272-1996

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 21, 1997
           ---------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 893245 10
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    Larry S. Grossman
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,166,000 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,166,000 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,166,000 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       Trans Leasing International, Inc.
                             (CUSIP NO. 893245 10)


ITEM 1.  SECURITY AND ISSUER.

     No change

ITEM 2.  IDENTITY AND BACKGROUND.

     No change

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This item now reads as follows:

     Grossman obtained beneficial ownership of 1,927,000 shares of Common Stock upon his qualification under Illinois law on October 21, 1996 as administrator of the estate of Richard Grossman. In addition, Grossman purchased 4,000 shares of Common Stock held by him with personal funds and was granted Warrants to purchase 35,000 shares of Common Stock and Options to purchase 200,000 shares of Common Stock by the Company.

ITEM 4.  PURPOSE OF TRANSACTION.

     No change except to the first paragraph which now says:

     Grossman, upon his qualification under Illinois law on October 21, 1996 as administrator of the estate of Richard Grossman, acquired beneficial ownership of 1,927,000 shares of Common Stock. Grossman is also direct beneficial owner of 4,000 shares of Common Stock, of exercisable Warrants permitting him to purchase 35,000 shares of Common Stock and of exercisable Options permitting him to purchase 200,000 shares of Common Stock. Such shares, Warrants and Options represent in the aggregate approximately 50.8% of the Common Stock of the Company.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) No change except that the last sentence now reads as follows:

     Finally, on each of November 7, 1996 and February 21, 1997, Grossman was granted Options to purchase 100,000 shares of Common Stock for $4.375 and $5.50 per share, respectively, at any time up through November 7, 2001 and February 21, 2002, respectively.

     (b)-(e) No change

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No change

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     No change

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 15, 1997




                                        /s/ Larry S. Grossman
                                       -----------------------------------------
                                       LARRY S. GROSSMAN
                                       Individually and as administrator to the
                                        estate of Richard Grossman